

Mail Stop 3561

May 18, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Huaiqian Zhang
Chief Executive Officer
Breezer Ventures, Inc.
202 - 351 No. 13 Mai Zidian Zao Ying Beili
Chaoyang District
Beijing, F4
China, 100024

> **Re: Breezer Ventures, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **File No. 333-129229**

Dear Sir:

We issued comments to you on the above captioned filing on March 11, 2009. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 2, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 2, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/200489.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief